United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Sorowako, Indonesia

Interim Financial Statements

March 31, 2023

BRGAAP

(A free translation of the original in Portuguese)

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Vale S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2023, comprising the statement of financial position at that date and the income statement and the statements of comprehensive income, changes in equity and cash flows for the quarter then ended, and explanatory notes.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The quarterly information referred to above includes the parent company and consolidated statements of value added for the quarter ended March 31, 2023. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, April 26, 2023

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Patricio Marques Roche Contador CRC 1RJ081115/O-4

Consolidated Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2023	2022	2023	2022
Continuing operations
Net operating revenue	4(b)	43,841	56,719	29,545	31,244
Cost of goods sold and services rendered	5(a)	(25,724)	(24,174)	(14,598)	(12,468)
Gross profit		18,117	32,545	14,947	18,776

Operating expenses
Selling and administrative	5(b)	(615)	(629)	(341)	(301)
Research and development		(723)	(631)	(323)	(309)
Pre-operating and operational stoppage	26	(646)	(800)	(614)	(788)
Equity results and others results from subsidiaries	14	-	-	(289)	15,483
Other operating expenses, net	5(c)	(1,153)	(1,413)	(1,007)	(1,383)
Impairment reversal (impairment and disposals) of non-current assets, net	15 and 17	(19)	5,328	15	(264)
Operating income		14,961	34,400	12,388	31,214

Financial income	6	628	788	302	608
Financial expenses	6	(1,659)	(1,660)	(2,121)	(2,039)
Other financial items, net	6	(1,743)	(504)	(1,385)	(252)
Equity results and other results in associates and joint ventures	14 and 23	(290)	1,119	(289)	1,119
Income before income taxes		11,897	34,143	8,895	30,650

Income taxes	7	(2,163)	(10,986)	626	(7,604)

Net income from continuing operations		9,734	23,157	9,521	23,046
Net income attributable to noncontrolling interests		213	117	-	-
Net income from continuing operations attributable to Vale's shareholders		9,521	23,040	9,521	23,046

Discontinued operations
Net income from discontinued operations	15(f)	-	6	-	-
Net income from discontinued operations attributable to Vale's shareholders		-	6	-	-

Net income		9,734	23,163	9,521	23,046
Net income attributable to noncontrolling interests		213	117	-	-
Net income attributable to Vale's shareholders		9,521	23,046	9,521	23,046

Basic and diluted earnings per share attributable to Vale's shareholders:	8
Common share (R$)		2.14	4.79	2.14	4.79

The accompanying notes are an integral part of these interim financial statements.

1

Consolidated Statement of Comprehensive Income

In millions of Brazilian reais

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2023	2022	2023	2022
Net income		9,734	23,163	9,521	23,046
Other comprehensive income:
Items that will not be reclassified to income statement
Retirement benefit obligations		(37)	158	(5)	(6)
Equity results	14	-	-	(32)	164
		(37)	158	(37)	158

Items that may be reclassified to income statement
Translation adjustments		(1,070)	(9,808)	(895)	(9,091)
Net investment hedge	18	256	1,129	256	1,129
Cash flow hedge	18	99	(1,554)	2	12
Equity results	14	-	-	97	(1,566)
Reclassification of cumulative translation adjustment to income statement	15	-	(779)	-	(779)
		(715)	(11,012)	(540)	(10,295)
Comprehensive income		8,982	12,309	8,944	12,909

Comprehensive income attributable to noncontrolling interests		38	(600)
Comprehensive income attributable to Vale's shareholders		8,944	12,909

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

2

Consolidated Statement of Cash Flows

In millions of Brazilian reais

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2023	2022	2023	2022
Cash flow from operations	9(a)	22,460	29,182	14,644	23,311
Interest on loans and borrowings paid	9(c)	(880)	(946)	(2,038)	(1,207)
Cash received (paid) on settlement of derivatives, net	18	195	(394)	87	30
Payments related to Brumadinho event	22	(641)	(334)	(641)	(334)
Payments related to de-characterization of dams	24	(405)	(357)	(405)	(357)
Income taxes (including settlement program)		(1,755)	(13,589)	(1,530)	(13,139)
Net cash generated by operating activities from continuing operations		18,974	13,562	10,117	8,304
Net cash generated by operating activities from discontinued operations	15(f)	-	213	-	-
Net cash generated by operating activities		18,974	13,775	10,117	8,304

Cash flow from investing activities:
Capital expenditures	4(c)	(5,872)	(5,964)	(4,276)	(4,249)
Additions to investments	14(a)	(34)	(1)	(75)	(167)
Proceeds (payments) from the sale of investments, net	9(b)	(346)	2,269	(346)	-
Dividends received from associates and joint ventures	14	-	362	-	2
Short-term investment		(285)	(16)	(492)	(11)
Other investments activities, net		(357)	(2)	4,455	(16)
Net cash used in investing activities from continuing operations		(6,894)	(3,352)	(734)	(4,441)
Net cash used in investing activities from discontinued operations	15(f)		(201)		-
Net cash used in investing activities		(6,894)	(3,553)	(734)	(4,441)

Cash flow from financing activities:
Loans and borrowings from third-parties	9(c)	1,581	2,361	1,581	-
Payments of loans and borrowings from third-parties	9(c)	(199)	(2,170)	(148)	(2,112)
Payments of leasing	22	(246)	(216)	(62)	(29)
Dividends and interest on capital paid to shareholders	28(c)	(9,449)	(17,849)	(9,449)	(17,849)
Dividends and interest on capital paid to noncontrolling interest		(15)	(16)	-	-
Shares buyback program	28(d)	(4,116)	(9,176)	(2,079)	(4,227)
Net cash used in financing activities from continuing operations		(12,444)	(27,066)	(10,157)	(24,217)
Net cash used in financing activities from discontinued operations	15(f)		(54)		-
Net cash used in financing activities		(12,444)	(27,120)	(10,157)	(24,217)

Reduction in cash and cash equivalents		(364)	(16,898)	(774)	(20,354)
Cash and cash equivalents in the beginning of the period		24,711	65,409	7,896	34,266
Effect of exchange rate changes on cash and cash equivalents		(446)	(5,519)	-	-
Cash and cash equivalents from subsidiaries sold, net		-	(61)	-	-
Cash and cash equivalents at end of the period		23,901	42,931	7,122	13,912

The accompanying notes are an integral part of these interim financial statements.

3

Consolidated Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	21	23,901	24,711	7,122	7,896
Short-term investments	21	271	320	25	15
Accounts receivable	10	13,653	22,537	46,010	47,380
Other financial assets	13	1,938	1,788	1,487	1,160
Inventories	11	25,362	23,386	8,742	7,817
Recoverable taxes	7(d)	6,835	6,639	5,466	5,270
Other		1,748	1,628	1,832	1,906
		73,708	81,009	70,684	71,444
Non-current assets
Judicial deposits	26(c)	6,377	6,338	6,130	6,092
Other financial assets	13	1,999	1,462	1,533	1,125
Recoverable taxes	7(d)	5,806	5,793	3,676	3,564
Deferred income taxes	7(a)	54,864	56,195	50,113	48,697
Other		6,067	5,316	3,330	2,579
		75,113	75,104	64,782	62,057

Investments	14	9,018	9,381	117,876	122,573
Intangibles	16	53,078	53,421	36,558	36,640
Property, plant, and equipment	17	233,856	234,472	138,055	136,322
		371,065	372,378	357,271	357,592
Total assets		444,773	453,387	427,955	429,036

Liabilities
Current liabilities
Suppliers and contractors	12	22,680	23,278	14,807	14,248
Loans, borrowings and leases	21	2,760	2,552	1,231	1,098
Other financial liabilities	13	8,036	8,725	30,779	31,681
Taxes payable	7(d)	3,413	2,454	2,870	1,828
Settlement program ("REFIS")	7(c)	1,969	1,934	1,969	1,934
Liabilities related to associates and joint ventures	23	10,839	9,973	10,839	9,973
Provisions	25	3,669	5,402	2,726	3,932
Liabilities related to Brumadinho	22	5,699	4,926	5,699	4,926
De-characterization of dams and asset retirement obligations	24	3,989	3,450	3,421	2,954
Dividends payable		-	7,214	-	7,200
Other		2,874	2,570	3,259	2,608
		65,928	72,478	77,600	82,382
Non-current liabilities
Loans, borrowings, and leases	21	63,204	63,778	16,952	16,062
Participative shareholders' debentures	20	14,461	14,218	14,461	14,218
Other financial liabilities	13	14,254	14,835	65,909	63,176
Settlement program ("REFIS")	7(c)	9,427	9,753	9,427	9,753
Deferred income taxes	7(a)	7,005	7,372	-	-
Provisions	25	12,943	12,759	8,304	8,141
Liabilities related to Brumadinho	22	11,361	12,356	11,361	12,356
De-characterization of dams and asset retirement obligations	24	32,829	34,019	22,874	23,421
Liabilities related to associates and joint ventures	23	6,433	7,355	6,433	7,355
Streaming transactions		8,310	8,411	-	-
Other		1,141	1,159	4,956	5,060
		181,368	186,015	160,677	159,542
Total liabilities		247,296	258,493	238,277	241,924

Equity	28
Equity attributable to Vale's shareholders		189,678	187,112	189,678	187,112
Equity attributable to noncontrolling interests		7,799	7,782	-	-
Total equity		197,477	194,894	189,678	187,112
Total liabilities and equity		444,773	453,387	427,955	429,036

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total shareholders' equity
Balance at December 31, 2022		77,300	3,634	108,213	(25,675)	(5,276)	28,916	-	187,112	7,782	194,894
Net income		-	-	-	-	-	-	9,521	9,521	213	9,734
Other comprehensive income		-	-	-	-	35	(612)	-	(577)	(175)	(752)
Dividends and interest on capital of Vale's shareholders	28(c)	-	-	(2,265)	-	-	-	-	(2,265)	-	(2,265)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(21)	(21)
Shares buyback program	28(d)	-	-	-	(4,116)	-	-	-	(4,116)	-	(4,116)
Treasury shares used and canceled	28(b)	-	-	(21,397)	21,527	-	-	-	130	-	130
Share-based payment program	27 (b)	-	-	-	-	(127)	-	-	(127)	-	(127)
Balance at March 31, 2023		77,300	3,634	84,551	(8,264)	(5,368)	28,304	9,521	189,678	7,799	197,477

Balance at December 31, 2021		77,300	3,634	87,621	(29,189)	(6,899)	59,936	-	192,403	4,655	197,058
Net income		-	-	-	-	-	-	23,046	23,046	117	23,163
Other comprehensive income		-	-	-	-	(1,231)	(8,906)	-	(10,137)	(717)	(10,854)
Dividends and interest on capital of Vale's shareholders		-	-	(17,849)	-	-	-	-	(17,849)	-	(17,849)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(8)	(8)
Shares buyback program	28(d)	-	-	-	(9,176)	-	-	-	(9,176)	-	(9,176)
Share-based payment program		-	-	-	-	(72)	-	-	(72)	-	(72)
Treasury shares used and canceled	28(b)	-	-	(14,589)	14,688	-	-	-	99	-	99
Balance at March 31, 2022		77,300	3,634	55,183	(23,677)	(8,202)	51,030	23,046	178,314	4,047	182,361

The accompanying notes are an integral part of these interim financial statements.

5

Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent Company
	Three-month period ended March 31,
	2023	2022	2023	2022
Generation of value added
Gross revenue
Revenue from products and services	44,289	57,375	29,997	31,865
Revenue from the construction of own assets	1,546	1,582	1,307	1,249
Other revenues	476	356	372	196
Less:
Cost of products, goods and services sold	(9,288)	(7,675)	(5,602)	(4,334)
Material, energy, third-party services and other	(9,908)	(9,653)	(4,582)	(3,805)
Impairment reversal (impairment and disposals) of non-current assets, net	(19)	5,328	15	(264)
Expenses related to Brumadinho event	(579)	(640)	(579)	(640)
De-characterization of dams	-	(192)	-	(192)
Other costs and expenses	(3,047)	(3,606)	(1,982)	(2,331)
Gross value added	23,470	42,875	18,946	21,744
Depreciation, amortization and depletion	(3,409)	(3,591)	(2,173)	(2,128)
Net value added	20,061	39,284	16,773	19,616

Received from third parties
Equity results from entities	(290)	1,119	(578)	16,602
Financial expenses	(410)	(6,275)	(688)	(6,128)
Total value added from continuing operations to be distributed	19,361	34,128	15,507	30,090
Value added from discontinued operations to be distributed		305	-	-
Total value added to be distributed	19,361	34,433	15,507	30,090

Personnel and charges
Direct compensation	1,853	1,440	1,077	735
Benefits	744	768	580	542
FGTS	122	116	110	103
Taxes and contributions
Federal taxes	3,452	12,665	713	9,206
State taxes	1,124	564	865	616
Municipal taxes	55	37	41	31
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	1,967	(5,013)	2,311	(4,589)
Leasing	310	394	289	400
Remuneration of own capital
Reinvested net income from continuing operations	9,521	23,040	9,521	23,046
Net income attributable to noncontrolling interest	213	117		-
Distributed value added from continuing operations	19,361	34,128	15,507	30,090
Distributed value added from discontinued operations		305		-
Distributed value added	19,361	34,433	15,507	30,090

The accompanying notes are an integral part of these financial statements.

6

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

1.	Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the share exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicles and metal alloys employed in the production process of several products, (iii) copper, used in the construction sector to produce pipes and electrical wires, and (iv) platinum, gold, silver, and cobalt as by-products of nickel and copper. To outflow its production, Vale also operates a railroad and port logistics system in Brazil.

Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International SA (“VISA”), a wholly owned subsidiary located in Switzerland.

In addition, Vale has equity investments and energy assets to reduce energy costs, minimize the risk of shortages and meet its energy consumption needs through renewable sources.

The Company also used to produce and sell thermal and metallurgical coal until April 2022, when Vale concluded the sale of this operation (note 15f). The results from the coal operation by the closing of the disposal process are presented in these interim financial statements as “discontinued operations”.

2.	Basis of preparation of interim financial statements

The consolidated and individual interim financial statements of the Company (“interim financial statements”) has been prepared and are being presented in accordance with IAS 34/CPC 21 - Interim Financial Reporting, of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by the Brazilian Securities Exchange Commission ("CVM"). All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be analyzed together with the financial statements for the year ended December 31, 2022. Accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2023, reporting periods or have not materially impacted these interim financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact on the entity in future reporting periods.

These interim financial statements were authorized for issue by the Company’s Board of Directors on April 26, 2023.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b) Functional currency and presentation currency

The interim financial information of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), in the case of the Parent Company is the Brazilian real (“R$”).

7

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2023	December 31, 2022	2023	2022
US Dollar ("US$")	5.0803	5.2177	5.1963	5.2299
Canadian dollar ("CAD")	3.7569	3.8550	3.8422	4.1302
Euro ("EUR")	5.5244	5.5694	5.5763	5.8726

3.	Significant events in the three-month period ended March 31, 2023

				Consolidated
	Notes	Income Statement	Cash Flow	Equity
Sale of Companhia Siderúrgica do Pecém	15(a)	190	(346)	190
Shareholder’s remuneration	28(c)	-	9,449	9,449
Shares buyback program	28(d)	-	(4,116)	(4,116)
Cancellation of treasury shares	28(b)	-	-	21,397

Sale of Companhia Siderúrgica do Pecém (“CSP”) – In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal. Under the terms of the agreement, Vale has received R$5,637 (US$1,042 million) from the buyer and made a cash contribution of R$5,983 (US$1,189 million) to CSP upon closing, which was fully used to prepay the outstanding net debt of CSP as determined by the agreement. In addition, the Company derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of R$190 (US$37 million) recognized as “Equity results and other results in associates and joint ventures”.

Shareholders’ remuneration - In March 2023, the Company paid dividends and interest on capital to its shareholders in the amount of R$9,449 (US$1,823 million).

Shares buyback program - In the period ended March 31, 2023, the Company had repurchased 44,538,571 common shares and their respective ADRs as of March 31, 2023, corresponding to the total amount of R$4,116 (US$763 million).

Cancellation of treasury shares - In March 2023, the Company approved the cancellation of 239,881,683 common shares held in treasury, with the effect of R$21,397 (US$4,164 million) recorded as a reclassification in the shareholders' equity presented as “Treasury shares used and cancelled”.

Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised its option to sell its 30% noncontrolling interest held in VOPC. In April 2023 (subsequent event), the Company completed the transaction and acquired the minority interest of its subsidiary for R$660 (US$130 million). The result is immaterial and will be recognized in equity as “Acquisition and disposal of non-controlling interest” in the second quarter of 2023. Upon closing, Vale owns 100% of VOPC's share capital.

8

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

4.	Information by business segment and geographic area

Segment	Main activities
Iron Solutions	Comprise of the production and extraction of iron ore, iron ore pellets, manganese, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the production and extraction of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Coal (discontinued operation)	Comprise of the production and extraction of metallurgical and thermal coal and its logistic related services. The set of assets related to this segment is classified as “Non-current assets and liabilities related to assets held for sale” (note 15f).
Other	Includes the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses and costs related to the Brumadinho event.

The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

a) Adjusted LAJIDA (EBITDA)

The definition of Adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment and disposals) of non-current assets.

			Consolidated
		Three-month period ended March 31,
	Notes	2023	2022

Iron ore		13,713	25,978
Iron ore pellets		3,468	4,401
Other ferrous products and services		75	159
Iron solutions		17,256	30,538

Nickel		1,836	2,725
Copper		1,144	1,194
Energy Transition Metals		2,980	3,919

Other		(1,662)	(1,792)

LAJIDA (EBITDA) from continuing operations		18,574	32,665

Depreciation, depletion and amortization	4(c)	(3,409)	(3,591)
Impairment reversal (impairment and disposals) of non-current assets, net (i)	15 and 17	(204)	5,328
Dividends received and interest from associates and joint ventures	14	-	(2)
Operating income		14,961	34,400

Equity results and other results in associates and joint ventures	14	(290)	1,119
Financial results	6	(2,774)	(1,376)
Income taxes	7	(2,163)	(10,986)
Net income from continuing operations		9,734	23,157

(i) Includes adjustment of R$185 (US$35 million) in the three-month period ended March 31, 2023, to reflect the performance of the streaming transactions at market prices.

9

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

			Consolidated
		Three-month period ended March 31,
	Notes	2023	2022
LAJIDA (EBITDA) from discontinued operations		-	874

Impairment and disposals of non-current assets, net		-	(826)
Operating income	15(f)	-	48

Financial results		-	(33)
Income taxes		-	(9)
Net income from discontinued operations	15(f)	-	6

b) Net operating revenue by shipment destination

	Consolidated
	Three-month period ended March 31, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	5	761	-	741	-	-	1,507
United States of America	-	448	-	2,204	-	-	2,652
Germany	475	172	-	906	673	-	2,226
Europe, except Germany	1,934	720	-	1,878	1,366	-	5,898
Middle East, Africa, and Oceania	-	2,160	-	49	-	-	2,209
Japan	2,492	268	-	822	-	-	3,582
China	17,026	-	-	406	284	3	17,719
Asia, except Japan and China	2,094	213	11	728	227	-	3,273
Brazil	1,876	2,126	545	100	-	128	4,775
Net operating revenue	25,902	6,868	556	7,834	2,550	131	43,841

				Consolidated
	Three-month period ended March 31, 2022
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	-	678	3	864	-	250	1,795
United States of America	-	141	-	1,496	-	-	1,637
Germany	672	-	-	897	1,105	-	2,674
Europe, except Germany	2,418	401	-	1,124	1,046	-	4,989
Middle East, Africa, and Oceania	-	2,607	-	18	-	-	2,625
Japan	3,264	290	2	984	11	-	4,551
China	26,744	44	36	1,501	-	-	28,325
Asia, except Japan and China	3,155	114	22	636	327	-	4,254
Brazil	1,863	2,886	533	73	-	514	5,869
Net operating revenue	38,116	7,161	596	7,593	2,489	764	56,719

10

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

c) Assets by segment

	Consolidated
	March 31, 2023				December 31, 2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Investments in associates and joint ventures	6,266	-	2,752	9,018	6,762	-	2,619	9,381
Intangibles	43,400	9,380	298	53,078	43,465	9,640	316	53,421
Property, plant and equipment	130,539	90,516	12,801	233,856	128,970	92,912	12,590	234,472

	Three-month period ended March 31,
	2023				2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Depreciation, depletion and amortization	2,093	1,251	65	3,409	2,172	1,343	76	3,591

Capital expenditures
Sustaining capital (i)	2,659	1,372	149	4,180	2,641	1,410	163	4,214
Project execution	1,226	374	92	1,692	933	353	464	1,750
	3,885	1,746	241	5,872	3,574	1,763	627	5,964

(i) According to the Company's shareholder remuneration policy, dividends are calculated based on 30% of the adjusted LAJIDA (EBITDA) less sustaining capital investments.

d) Assets by geographic area

	Consolidated
	March 31, 2023				December 31, 2022
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	9,018	43,702	149,259	201,979	9,381	43,783	147,191	200,355
Canada	-	9,365	56,567	65,932	-	9,624	58,325	67,949
Americas, except Brazil and Canada	-	-	21	21	-	-	20	20
Europe	-	-	3,778	3,778	-	-	3,897	3,897
Indonesia	-	5	13,875	13,880	-	6	14,251	14,257
Asia, except Indonesia and China	-	-	3,946	3,946	-	-	4,102	4,102
China	-	4	91	95	-	5	98	103
Oman	-	2	6,319	6,321	-	3	6,588	6,591
Total	9,018	53,078	233,856	295,952	9,381	53,421	234,472	297,274

11

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

5. Costs and expenses by nature

a)    Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended March 31,
	2023	2022
Maintenance	4,224	3,283
Materials and services	4,205	3,557
Freight	3,545	4,332
Depreciation, depletion and amortization	3,182	3,374
Acquisition of products	2,782	2,395
Personnel	2,375	1,991
Fuel oil and gas	2,003	1,490
Royalties	1,207	1,097
Energy	866	793
Others	1,335	1,862
Total	25,724	24,174

Cost of goods sold	25,088	23,481
Cost of services rendered	636	693
Total	25,724	24,174

b)       Selling and administrative expenses

	Consolidated
	Three-month period ended March 31,
	2023	2022
Personnel	235	279
Services	145	115
Selling	93	98
Depreciation and amortization	60	60
Other	82	77
Total	615	629

c)       Other operating expenses, net

		Consolidated
		Three-month period ended March 31,
	Notes	2023	2022
Expenses related to Brumadinho event	22	579	640
Expenses related to de-characterization of dam	24(a)	-	192
Provision for litigations	26(a)	159	85
Profit sharing program		284	247
Other		131	249
Total		1,153	1,413

12

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

6.        Financial results

		Consolidated
		Three-month period ended March 31,
	Notes	2023	2022
Financial income
Short-term investments		458	678
Other		170	110
		628	788
Financial expenses
Loans and borrowings gross interest	21	(937)	(843)
Capitalized loans and borrowing costs		24	71
Interest on REFIS		(196)	(111)
Interest on lease liabilities	21	(77)	(79)
Other		(473)	(698)
		(1,659)	(1,660)
Other financial items, net
Net foreign exchange losses		(808)	(4,273)
Participative shareholders' debentures (i)	20	(248)	(1,311)
Financial guarantees (i)	15(a)	-	613
Derivative financial instruments, net	18	999	4,421
Indexation gain (losses), net		(1,686)	46
		(1,743)	(504)
Total		(2,774)	(1,376)

(i) Items reclassified in comparative to maintain consistency of disclosure.

Financial guarantees

As of March 31, 2023, the total guarantees granted by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures totaled R$1,341 (US$264 million) (2022: R$7,941 (US$1,522 million)).

7.	Income taxes

a)       Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

	Consolidated		Parent Company
	Three-month period ended March 31,
	2023	2022	2023	2022
Income before income taxes	11,897	34,143	8,895	30,650
Income taxes at statutory rate (34%)	(4,045)	(11,609)	(3,024)	(10,421)
Adjustments that affect the taxes basis:
Tax incentives	2,108	2,546	2,008	2,448
Equity results	(156)	44	(260)	5,832
Addition (reduction) of tax loss carryforward	(371)	(3,572)	1,378	(5)
Other	301	1,605	524	(5,458)
Income taxes	(2,163)	(10,986)	626	(7,604)
Current tax	(1,133)	(1,284)	(784)	(981)
Deferred tax	(1,030)	(9,702)	1,410	(6,623)
Income taxes	(2,163)	(10,986)	626	(7,604)

13

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b)	Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2022	56,195	7,372	48,823
Effect in income statement	(1,178)	(148)	(1,030)
Translation adjustment	(123)	(194)	71
Other comprehensive income	(30)	(25)	(5)
Balance at March 31, 2023	54,864	7,005	47,859

Balance at December 31, 2021	63,847	10,494	53,353
Effect in income statement	(9,532)	170	(9,702)
Translation adjustment	(1,112)	(1,292)	180
Other comprehensive income	(174)	(555)	381
Sale of California Steel Industries	-	(147)	147
Balance at March 31, 2022	53,029	8,670	44,359

c)	Income taxes - Settlement program (“REFIS”)

	Consolidated
	March 31, 2023	December 31, 2022
Current liabilities	1,969	1,934
Non-current liabilities	9,427	9,753
REFIS liabilities	11,396	11,687

SELIC rate	13.75%	13.75%

The balance is mainly related to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028. The impact of the SELIC over the liability is recorded under the Company’s financial results.

d)   Uncertain tax positions (“UTP”)

There has not been any relevant developments on matters related to UTP since the December 31, 2022 financial statements.

e) Recoverable and payable taxes

						Consolidated
	March 31, 2023			December 31, 2022
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	1,407	5	115	1,364	5	242
Brazilian federal contributions ("PIS and COFINS")	4,033	3,936	247	3,602	3,861	182
Income taxes	1,350	1,865	1,800	1,614	1,927	1,156
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	324	-	-	284
Other	45	-	927	59	-	590
Total	6,835	5,806	3,413	6,639	5,793	2,454

14

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

8.	Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended March 31,
	2023	2022
Net income attributable to Vale's shareholders
Net income from continuing operations	9,521	23,040
Net income from discontinued operations	-	6
Net income	9,521	23,046

Thousands of shares
Weighted average number of common shares outstanding	4,453,110	4,807,641
Weighted average number of common shares outstanding and potential ordinary shares	4,456,941	4,811,926

Basic and diluted earnings per share from continuing operations
Common share (US$)	2.14	4.79
Basic and diluted earnings per share from discontinued operations
Common share (US$)	-	-
Basic and diluted earnings per share:
Common share (US$)	2.14	4.79

9.	Cash flows reconciliation

a) Cash flow from operating activities:

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2023	2022	2023	2022
Cash flow from operating activities:
Income before income taxes		11,897	34,143	8,895	30,650
Adjusted for:
Equity results and others results from subsidiaries	14	-	-	289	(15,483)
Equity results and other results in associates and joint ventures	14 and 23	290	(1,119)	289	(1,119)
Impairment and disposals (impairment reversal) of non-current assets, net	15 and 17	19	(5,328)	(15)	264
Provision for de-characterization of dams	24	-	192	-	192
Depreciation, depletion and amortization		3,409	3,591	2,173	2,128
Financial results, net	6	2,774	1,376	3,204	1,683
Changes in assets and liabilities:
Accounts receivable	10	8,753	4,724	646	8,780
Inventories	11	(1,744)	(1,423)	(189)	(137)
Suppliers and contractors	12	(546)	(3,837)	551	(2,258)
Other assets and liabilities, net		(2,392)	(3,137)	(1,199)	(1,389)
Cash flow from operations		22,460	29,182	14,644	23,311

b) Cash flow from investing activities

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2023	2022	2023	2022
Cash received from the sale of California Steel Industries	15(d)	-	2,269	-	-
Cash received from the sale of Companhia Siderúrgica do Pecém	15(a)	5,637	-	5,637	-
Cash contribution to Companhia Siderúrgica do Pecém	15(a)	(5,983)	-	(5,983)	-
Proceeds (payments) from disposal of investments, net		(346)	2,269	(346)	-

15

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

c) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2022	33,900	1,461	22,980	58,341
Additions	-	-	1,581	1,581
Payments	(85)	(62)	(52)	(199)
Interest paid (i)	(568)	(37)	(275)	(880)
Cash flow from financing activities	(653)	(99)	1,254	502
Effect of exchange rate	(840)	-	(677)	(1,517)
Interest accretion	539	40	336	915
Non-cash changes	(301)	40	(341)	(602)
March 31, 2023	32,946	1,402	23,893	58,241

(i)	Classified as operating activities in the statement of cash flows.

Additions - In March 2023, the Company contracted a loan of R$1,581 (US$300 million) with the Bank of China Limited indexed to SOFR and maturing in 2028.

Payments - In January 2023, the Company paid principal and interest of debentures, in the amount of R$124 (US$24 million).

d) Non-cash transactions

	Consolidated		Parent Company
	Three-month period ended March 31,
	2023	2022	2023	2022
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	24	71	24	71

10.	Accounts receivable

		Consolidated		Parent Company
	Notes	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Receivables from customer contracts
Related parties	29	777	1,102	44,681	46,700
Third parties
Iron Solutions		8,195	16,346	1,156	634
Energy Transition Metals		4,654	5,135	14	7
Other		246	180	225	100
Accounts receivable		13,872	22,763	46,076	47,441
Expected credit loss		(219)	(226)	(66)	(61)
Accounts receivable, net		13,653	22,537	46,010	47,380

No customer individually represented 10% or more of the Company’s accounts receivable or revenues in the periods presented above.

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The final sales price of these commodities is calculated based on the pricing period stipulated in the sales contracts, which generally is later than the revenue recognition date. Therefore, the Company initially recognizes revenue based on a provisional invoice and the receivables of the provisionally priced products are subsequently measured at fair value through profit or loss (note 19), with these changes in the value of the receivables recorded in the Company's net operating revenue.

16

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	Three-month period ended March 31, 2023
	Thousand metric tons	Provisional price (US$/ton)	Change	Effect on Revenue (R$ million)
Iron ore	8,617	120	+/-10%	+/- 537
Copper	69	11,691	+/-10%	+/- 420

11.	Inventories

	Consolidated		Parent Company
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Finished products
Iron Solutions	13,055	11,091	5,825	4,927
Energy Transition Metals	2,893	3,396	140	224
	15,948	14,487	5,965	5,151

Work in progress	4,419	4,175	43	144
Consumable inventory	5,453	5,272	2,901	2,790

Allowance to net realizable value (i)	(458)	(548)	(167)	(268)
Total of inventories	25,362	23,386	8,742	7,817

(i) In the three-month period ended March 31, 2023, the effect of provision reversal for net realizable value was R$49 (US$10 million) (2022: provision of R$53 (US$11 million)).

12.	Suppliers and contractors

		Consolidated		Parent Company
	Notes	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Third parties – Brazil		14,607	14,042	13,950	13,184
Third parties – Abroad		7,574	8,342	240	85
Related parties	29	499	894	617	979
Total		22,680	23,278	14,807	14,248

The Company has transactions with certain suppliers, which allows them to anticipate their receivables and the Company to extend its payment term within the short term, that is, during its operational cycle. The outstanding balance related to those transactions was R$5,207 (US$1,025 million) as at March 31, 2023 (2022: R$3,877 (US$743 million)), of which R$1,161 (US$229 million) (2022: R$1,058 (US$202 million)) relates to the structure created by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Vale’s social pillar.

13.	Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Other financial assets
Restricted cash		-	-	487	404
Derivative financial instruments	18	1,938	1,788	1,444	1,022
Investments in equity securities (i)		-	-	68	36
		1,938	1,788	1,999	1,462
Other financial liabilities
Derivative financial instruments	18	281	470	744	972
Other financial liabilities - Related parties	29	1,866	2,086	-	-
Financial guarantees provided (ii)	15(a)	-	-	1	537
Liabilities related to the concession grant	13(a)	1,927	2,169	13,509	13,326
Contract liability and other advances (iii)		3,962	4,000	-	-
		8,036	8,725	14,254	14,835

17

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

		Parent Company
		Current		Non-Current
	Notes	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Other financial assets
Restricted cash		-	-	21	22
Derivative financial instruments		1,487	1,160	1,430	1,022
Investments in equity securities (i)		-	-	30	31
Other financial assets		-	-	52	50
		1,487	1,160	1,533	1,125
Other financial liabilities
Derivative financial instruments		67	128	642	848
Loans - Related parties	29	24,688	25,691	51,757	48,465
Other financial liabilities - Related parties	29	4,060	3,660	-	-
Financial guarantees provided (ii)	15(a)	-	-	1	537
Liabilities related to the concession grant	13(a)	1,927	2,169	13,509	13,326
Contract liability and other advances (iii)		37	33	-	-
		30,779	31,681	65,909	63,176

(i) Corresponding to a 3.24% non-controlling interest in Boston Electrometallurgical Company, whose objective is to promote the development of a technology focused on reducing carbon dioxide emissions in steel production.

(ii) In March 2023, the Company completed the sale of its interest in CSP and derecognized the financial guarantee granted by the Company.

(iii) Includes advances received from customers that meets the definition of contract liability described in IFRS 15/CPC 47 – Revenue from Contracts with Customers and other payables that meet the definition of a financial liability described in IAS 32/CPC 49 - Financial Instruments: Presentation.

a) Liabilities related to the concession grant

	Consolidated
	December 31, 2022	Addition	Present value adjustment	Disbursements	March 31, 2023
Payment obligation	4,975	24	125	(70)	5,054
Infrastructure investment	10,520	60	62	(260)	10,382
	15,495	84	187	(330)	15,436

Current liabilities	2,169				1,927
Non-current liabilities	13,326				13,509
Liabilities	15,495				15,436

Discount rate in nominal terms - Payment obligation	11.04%				11.04%
Discount rate in nominal terms - Infrastructure investment	6.08% - 6.23%				5.68% - 6.33%

18

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

14.	Investments in subsidiaries, associates, and joint ventures

			Investments in associates and joint ventures		Equity results		Dividends received
					Three-month period ended March 31,		Three-month period ended March 31,
Associates and joint ventures	% ownership	% voting capital	March 31, 2023	December 31, 2022	2023	2022	2023	2022
Iron Solutions
Baovale Mineração S.A.	50.00	50.00	128	125	3	3	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	439	415	23	62	-	-
Companhia Hispano-Brasileira de Pelotização	50.89	50.00	264	250	15	2	-	-
Companhia Ítalo-Brasileira de Pelotização	50.90	50.00	342	323	19	7	-	-
Companhia Nipo-Brasileira de Pelotização	51.00	50.00	797	759	37	53	-	-
MRS Logística S.A.	48.16	47.09	2,689	2,656	33	49	-	-
Samarco Mineração S.A. (note 23)	50.00	50.00	-	-	-	-	-	-
VLI S.A.	29.60	29.60	1,607	2,234	(631)	(94)	-	-
			6,266	6,762	(501)	82	-	-
Energy Transition Metals
Korea Nickel Corp.	25.00	25.00	-	-	-	8	-	-
			-	-	-	8	-	-
Others
Aliança Geração de Energia S.A.	55.00	55.00	1,923	1,772	48	41	-	-
Aliança Norte Energia Participações S.A.	51.00	51.00	547	553	(6)	(8)	-	-
California Steel Industries, Inc.	50.00	50.00	-	-	-	-	-	360
Other			282	294	-	14	-	2
			2,752	2,619	42	47	-	362
Equity results in associates and joint ventures			9,018	9,381	(459)	137	-	362
Other results in associates and joint ventures (note 15)			-	-	169	982	-	-
Equity results and other results in associates and joint ventures			9,018	9,381	(290)	1,119	-	362

19

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

a) Changes in the period

		Consolidated		Parent Company
	Notes	2023	2022	2023	2022
Balance at January 1,		9,381	9,771	122,573	143,640
Additions and capitalizations		5	1	75	167
Transfer to asset held for sale - Midwestern System	15(c)	-	-	-	(1,155)
Equity results and others results from subsidiaries		-	-	(289)	15,483
Equity results and other results in associates and joint ventures		(459)	137	(476)	1,672
Equity results in statement of comprehensive income		-	-	64	(1,377)
Dividends declared		-	(206)	(1)	(3,363)
Translation adjustment		-	(22)	(2,121)	(17,307)
Share buyback programs	28(c)	-	-	(2,037)	(4,949)
Divestments		-	-	-	(210)
Share-based payment		-	-	(41)	(370)
Impairment of CSP	15(a)	-	(553)	-	(553)
Other		91	2	129	(1,085)
Balance at March 31,		9,018	9,130	117,876	130,593

15.	Acquisitions and divestitures
		Consolidated
		Three-month period ended March 31, 2023
	Reference	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Companhia Siderúrgica do Pecém	15(a)	-	190
		-	190

		Consolidated
		Three-month period ended March 31, 2022
	Reference	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Midwestern System	15(c)	5,632	-
California Steel Industries	15(d)	-	1,545
Companhia Siderúrgica do Pecém	15(a)	-	(553)
		5,632	992
Discontinued operations (Coal)	15(f)	(826)	-
		4,806	992

a) Sale of Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. Based on the terms of the agreement, the Company has impaired its investment in full, which resulted in a loss of R$553 (US$111 million) recognized in the income statement for the three-month period ended March 31, 2022.

In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal. Under the terms of the agreement, Vale has received R$5,637 (US$1,042 million) from the buyer and made a cash contribution of R$5,983 (US$1,189 million) to CSP upon closing, which was fully used to prepay the outstanding net debt of CSP as determined by the agreement. In addition, the Company derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of R$190 (US$37 million) recognized as “Equity results and other results in associates and joint ventures”.

20

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised its option to sell its 30% noncontrolling interest held in VOPC. In April 2023 (subsequent event), the Company completed the transaction and acquired the minority interest for R$660 (US$130 million) and, upon closing, Vale owns 100% VOPC's share capital. The result is immaterial and will be recognized in equity as “Acquisition and disposal of non-controlling interest” in the second quarter of 2023, because it is a transaction with non-controlling shareholders as VOPC is a Vale’s subsidiary.

c) Midwestern System – During the first quarter of 2022, the Company classified the assets and liabilities related to the Midwestern System as held for sale due to the negotiations with interested parties in Vale’s iron ore, manganese and logistics assets in the Midwestern System. These negotiations resulted in the execution of a binding agreement with J&F Mineração Ltda. (“J&F”) for the sale of these assets, which was signed on April 6, 2022, for the sale of these assets.

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts in the amount of R$4,629 (US$932 million) that were deemed onerous contracts under the Company’s business model for the Midwestern System, which has a negative net asset of R$4,226 (US$892 million) before reclassification to “Non-current assets and liabilities held for sale” on March 31, 2022.

These offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of R$5,632 (US$1,134 million) recorded as “Impairment reversal (impairment and disposals) of non-current assets”, of which R$1,003 (US$202 million) relates to the impairment reversal on the Property, plant and equipment and R$4,629 (US$932 million) is due to the remeasurement of the onerous contract liability. The closing was completed in July 2022 and the Company received R$745 (US$150 million).

d) California Steel Industries (“CSI”) - In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for R$2,269 (US$437 million). In February 2022, the Company concluded the sale and recorded a gain of R$1,545 (US$297 million) for the three-month period ended March 31, 2022, as “Equity results and other results in associates and joint ventures”, of which R$766 (US$147 million) relates to a gain from the sale and R$779 (US$150 million) is due the reclassification of the cumulative translation adjustments from the shareholders’ equity to the income statement.

e) Discontinued operations (Coal) - In June 2021, in preparation for a sale of the coal operation in connection with the sustainable mining strategic agenda, the Company carried out a corporate reorganization by acquiring the interests held by Mitsui in the coal assets, which consist of Moatize mine and the Nacala Logistics Corridor (“NLC”).

In December 2021, the Company entered into a binding agreement with Vulcan Resources (formerly Vulcan Minerals - “Vulcan”) for the sale of these assets. Under the sale agreement Vulcan has committed to pay the gross amount of R$1,285 (US$270 million), in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions and so, due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred. Up to this date, the Company has not recognized any gain in relation to these royalties.

Therefore, the Company adjusted the net assets of the coal business to the fair value less cost of disposal, which resulted in an impairment loss of R$13,298 (US$2,511 million) and started presenting the coal segment as a discontinued operation from December 2021.

The Company recorded additional losses of R$826 (US$160 million) in the net income from discontinued operations for the three-month period ended March 31, 2022, mainly due to the impairment of assets acquired in the current period of R$270 (US$48 million) and other working capital adjustments in the amount of R$556 (US$112 million). In April 2022, the transaction was completed after the satisfaction of conditions precedent.

21

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Net income and cash flows from discontinued operations

	Consolidated
	Three-month period ended March 31,
	2023	2022
Net income from discontinued operations
Net operating revenue	-	2,308
Cost of goods sold and services rendered	-	(1,370)
Operating expenses	-	(64)
Impairment and disposals of non-current assets, net	-	(826)
Operating income	-	48
Financial results, net	-	(33)
Net income before income taxes	-	15
Income taxes	-	(9)
Net income from discontinued operations	-	6
Net income attributable to Vale's shareholders	-	6

	Consolidated
	Three-month period ended March 31,
	2023	2022
Cash flow from discontinued operations
Operating activities
Net income before income taxes	-	15
Adjustments:
Impairment and disposals of non-current assets, net	-	826
Financial results, net	-	33
Decrease in assets and liabilities	-	(661)
Net cash generated by operating activities	-	213

Investing activities
Additions to property, plant and equipment	-	(201)
Net cash used in investing activities	-	(201)

Financing activities
Payments	-	(54)
Net cash used by financing activities	-	(54)
Net cash used by discontinued operations	-	(42)

22

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

16.	Intangibles

	Consolidated
	Goodwill	Concessions	Software	Research and development project	Total
Balance at December 31, 2022	16,643	33,570	454	2,754	53,421
Additions	-	261	25	-	286
Disposals	-	(13)	-	-	(13)
Amortization	-	(312)	(56)	-	(368)
Translation adjustment	(245)	-	(3)	-	(248)
Balance at March 31, 2023	16,398	33,506	420	2,754	53,078
Cost	16,398	40,949	2,894	2,754	62,995
Accumulated amortization	-	(7,443)	(2,474)	-	(9,917)
Balance at March 31, 2023	16,398	33,506	420	2,754	53,078

Balance at December 31, 2021	17,905	29,149	479	2,754	50,287
Additions	-	186	46	18	250
Disposals	-	(43)	-	-	(43)
Amortization	-	(305)	(55)	-	(360)
Translation adjustment	(1,469)	-	(24)	-	(1,493)
Balance at March 31, 2022	16,436	28,987	446	2,772	48,641
Cost	16,436	35,387	2,739	2,772	57,334
Accumulated amortization	-	(6,400)	(2,293)	-	(8,693)
Balance at March 31, 2022	16,436	28,987	446	2,772	48,641

	Parent Company
	Concessions	Software	Research and development project	Total
Balance at December 31, 2022	33,570	316	2,754	36,640
Additions	261	21	-	282
Disposals	(13)	-	-	(13)
Amortization	(312)	(39)	-	(351)
Balance at March 31, 2023	33,506	298	2,754	36,558
Cost	40,949	1,598	2,754	45,301
Accumulated amortization	(7,443)	(1,300)	-	(8,743)
Balance at March 31, 2023	33,506	298	2,754	36,558

Balance at December 31, 2021	29,149	291	-	29,440
Additions	186	31	-	217
Disposals	(43)	-	-	(43)
Amortization	(306)	(26)	-	(332)
Balance at March 31, 2022	28,986	296	-	29,282
Cost	35,386	1,502	-	36,888
Accumulated amortization	(6,400)	(1,206)	-	(7,606)
Balance at March 31, 2022	28,986	296	-	29,282

23

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

17.	Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance at December 31, 2022		46,505	41,961	26,006	37,109	12,912	7,592	13,732	48,655	234,472
Additions (i)		-	-	-	-	-	62	-	5,399	5,461
Disposals		(11)	(38)	(26)	-	(24)	-	(3)	(38)	(140)
Assets retirement obligation	24(b)	-	-	-	(122)	-	-	-	-	(122)
Depreciation, depletion and amortization		(569)	(631)	(939)	(680)	(206)	(237)	(413)	-	(3,675)
Translation adjustment		(321)	(157)	(333)	(600)	(8)	(144)	(129)	(448)	(2,140)
Transfers		2,700	1,461	1,145	162	152	-	186	(5,806)	-
Balance at March 31, 2023		48,304	42,596	25,853	35,869	12,826	7,273	13,373	47,762	233,856
Cost		85,370	68,098	60,707	79,789	21,431	10,908	28,027	47,762	402,092
Accumulated depreciation		(37,066)	(25,502)	(34,854)	(43,920)	(8,605)	(3,635)	(14,654)	-	(168,236)
Balance at March 31, 2023		48,304	42,596	25,853	35,869	12,826	7,273	13,373	47,762	233,856

Balance at December 31, 2021		45,408	40,357	26,463	43,206	13,024	8,579	13,864	43,094	233,995
Additions (i)		-	-	-	-	-	140	-	5,298	5,438
Disposals		(9)	(36)	(5)	-	(16)	-	(1)	(153)	(220)
Assets retirement obligation	24(b)	-	-	-	(2,757)	-	-	-	-	(2,757)
Depreciation, depletion and amortization		(528)	(631)	(901)	(635)	(209)	(243)	(363)	-	(3,510)
Impairment reversal		261	156	303	175	-	-	100	-	995
Transfer to asset held for sale - Midwestern System		(261)	(156)	(303)	(175)	-	-	(100)	-	(995)
Translation adjustment		(1,934)	(999)	(2,062)	(4,179)	(52)	(964)	(808)	(2,548)	(13,546)
Transfers		126	759	456	28	294	-	487	(2,150)	-
Balance at March 31, 2022		43,063	39,450	23,951	35,663	13,041	7,512	13,179	43,541	219,400
Cost		78,077	62,931	55,502	81,795	20,928	10,098	29,292	43,541	382,164
Accumulated depreciation		(35,014)	(23,481)	(31,551)	(46,132)	(7,887)	(2,586)	(16,113)	-	(162,764)
Balance at March 31, 2022		43,063	39,450	23,951	35,663	13,041	7,512	13,179	43,541	219,400

(i) Includes capitalized interest.

		Parent Company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance at December 31, 2022		30,009	33,417	11,864	10,263	12,583	1,514	8,175	28,497	136,322
Additions (i)		-	-	-	-	-	62	-	3,711	3,773
Disposals		(3)	(16)	(12)	-	(24)	-	(3)	(20)	(78)
Assets retirement obligation		-	-	-	67	-	-	-	-	67
Depreciation, depletion and amortization		(317)	(435)	(420)	(235)	(196)	(93)	(333)	-	(2,029)
Transfers		1,517	857	728	68	152	-	174	(3,496)	-
Balance at March 31, 2023		31,206	33,823	12,160	10,163	12,515	1,483	8,013	28,692	138,055
Cost		45,018	49,502	25,456	15,131	20,647	2,814	18,561	28,692	205,821
Accumulated depreciation		(13,812)	(15,679)	(13,296)	(4,968)	(8,132)	(1,331)	(10,548)	-	(67,766)
Balance at March 31, 2023		31,206	33,823	12,160	10,163	12,515	1,483	8,013	28,692	138,055

Balance at December 31, 2021		29,235	31,458	11,188	9,236	12,653	1,659	7,543	20,987	123,959
Additions (i)		-	-	-	-	-	139	-	3,598	3,737
Disposals		(4)	(34)	(4)	-	(16)	(9)	-	(108)	(175)
Assets retirement obligation		-	-	-	(6)	-	-	-	-	(6)
Depreciation, depletion and amortization		(300)	(436)	(406)	(177)	(198)	(100)	(295)	-	(1,912)
Transfers		88	666	297	(35)	286		470	(1,772)	-
Balance at March 31, 2022		29,019	31,654	11,075	9,018	12,725	1,689	7,718	22,705	125,603
Cost		41,634	45,817	23,095	13,278	20,219	2,580	17,425	22,705	186,753
Accumulated depreciation		(12,615)	(14,163)	(12,020)	(4,260)	(7,494)	(891)	(9,707)	-	(61,150)
Balance at March 31, 2022		29,019	31,654	11,075	9,018	12,725	1,689	7,718	22,705	125,603

(i) Includes capitalized interest.

24

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Right-of-use assets (leases)

	December 31, 2022	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2023
Ports	3,424	-	(70)	(76)	3,278
Vessels	2,364	-	(56)	(61)	2,247
Pelletizing plants	1,064	62	(63)	-	1,063
Properties	456	(2)	(33)	-	421
Energy plants	206	-	(8)	(6)	192
Mining equipment	78	2	(7)	(1)	72
Total	7,592	62	(237)	(144)	7,273

Lease liabilities are presented in note 21.

18.	Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Consolidated
	March 31, 2023		December 31, 2022
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	78	522	59	752
IPCA swap	-	297	-	330
Dollar swap and forward transactions	2,839	11	2,123	37
LIBOR swap	52	-	37	-
	2,969	830	2,219	1,119
Commodities price risk
Gasoil, Brent and freight	152	175	406	293
Energy Transition Metals	261	2	185	7
	413	177	591	300
Other	-	18	-	23

Total	3,382	1,025	2,810	1,442

b) Net exposure

	Consolidated
	March 31, 2023	December 31, 2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(444)	(693)
IPCA swap	(297)	(330)
Dollar swap and forward transactions	2,828	2,086
LIBOR swap (i)	52	37
	2,139	1,100
Commodities price risk
Gasoil, Brent and freight	(23)	113
Energy Transition Metals	259	178
	236	291

Other	(18)	(23)

Total	2,357	1,368

25

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. Vale is in negotiations with some financial institutions to replace the reference interest rate of its financial contracts from LIBOR to Secured Overnight Financing Rate ("SOFR"), with spread adjustments to match the transaction costs. The Company does not expect material impacts on the cash flows of these operations.

c)       Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended March 31,
	2023	2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	225	2,154
IPCA swap	36	381
Dollar swap and forward operations	846	1,718
LIBOR swap	16	178
	1,123	4,431
Commodities price risk
Gasoil, Brent and freight	(123)	76
Energy Transition Metals	(6)	(39)
	(129)	37
Other	5	(47)

Total	999	4,421

d)       Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended March 31,
	2023	2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(21)	6
IPCA swap	3	-
Dollar swap and forward operations	104	13
LIBOR swap	-	(3)
	86	16
Commodities price risk
Gasoil, Brent and freight	12	16
Energy Transition Metals	97	(426)
	109	(410)
Total	195	(394)

26

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

e) Market risk - Foreign exchange and interest rates

Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Index	Average rate	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023	2024	2025+
CDI vs. US$ fixed rate swap					(219)	(431)	(17)	130	(45)	(23)	(151)
Receivable	R$ 6,089	R$ 6,356	CDI	100.13%
Payable	US$ 1,413	US$ 1,475	Fix	1.80%

TJLP vs. US$ fixed rate swap					(225)	(262)	(4)	20	(20)	(31)	(174)
Receivable	R$ 804	R$ 814	TJLP +	1.04%
Payable	US$ 201	US$ 204	Fix	3.43%

					(444)	(693)	(21)	150	(65)	(54)	(325)

IPCA swap vs. US$ fixed rate swap					(297)	(330)	3	28	2	(42)	(257)
Receivable	R$ 1,240	R$ 1,294	IPCA +	4.54%
Payable	US$ 307	US$ 320	Fix	3.88%

					(297)	(330)	3	28	2	(42)	(257)

R$ fixed rate vs. US$ fixed rate swap					2,289	1,658	83	344	935	813	541
Receivable	R$ 20,141	R$ 20,854	Fix	7.56%
Payable	US$ 3,819	US$ 3,948	Fix	0.00%

Forward	R$ 4,122	R$ 4,342	B	5.40	539	428	21	60	419	95	24

					2,828	2,086	104	404	1,354	908	565

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair Value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	(219)	(1,954)	(3,690)
	US$ interest rate inside Brazil decrease	(219)	(433)	(667)
	Brazilian interest rate increase	(219)	(410)	(601)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(225)	(472)	(720)
	US$ interest rate inside Brazil decrease	(225)	(255)	(287)
	Brazilian interest rate increase	(225)	(270)	(310)
	TJLP interest rate decrease	(225)	(256)	(288)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(297)	(678)	(1,059)
	US$ interest rate inside Brazil decrease	(297)	(342)	(392)
	Brazilian interest rate increase	(297)	(372)	(446)
	IPCA index decrease	(297)	(337)	(377)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	2,289	(2,196)	(6,681)
	US$ interest rate inside Brazil decrease	2,289	1,949	1,593
	Brazilian interest rate increase	2,289	1,526	818
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

Forward	R$ depreciation	539	(284)	(1,107)
	US$ interest rate inside Brazil decrease	539	510	480
	Brazilian interest rate increase	539	475	415
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

27

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Protection program for LIBOR floating interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Index	Average rate	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023	2024
LIBOR vs. US$ fixed rate swap					52	37	-	2	37	15
Receivable	US$ 150	US$ 150	LIBOR	0.85%
Payable	US$ 150	US$ 150	Fix	0.85%
					52	37	-	2	37	15

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair Value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
LIBOR vs. US$ fixed rate swap	US$ LIBOR decrease	52	44	36
Protected item: LIBOR US$ indexed debt	US$ LIBOR decrease	n.a.	(44)	(36)

f) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Bought / Sold	Average strike (US$)	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023
Brent crude oil (bbl)
Call options	22,309,500	22,600,500	B	99	119	384	-	42	119
Put options	22,309,500	22,600,500	S	66	(175)	(267)	-	48	(175)

Forward Freight Agreement (days)
Freight forwards	680	2,085	B	12,807	33	(4)	12	4	33

					(23)	113	12	94	(23)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair Value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	(56)	(1,009)	(2,968)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	1,009	2,968

Forward Freight Agreement (days)
Forwards	Freight price decrease	33	14	(6)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(14)	6

28

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

g) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Bought / Sold	Average strike (US$/ton)	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023
Fixed price nickel sales protection (ton)
Nickel forwards	226	766	B	21,214	3	35	16	2	3

Hedge program for products acquisition for resale (ton)
Nickel forwards	156	384	S	22,793	(1)	(3)	9	1	(1)

					2	32	25	3	2

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	S	233	(18)	(23)	-	14	(18)

					(18)	(23)	-	14	(18)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair Value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (ton)
Forwards	Nickel price decrease	3	(4)	(11)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	4	11

Hedge program for products acquisition for resale (ton)
Forwards	Nickel price increase	(1)	(5)	(10)
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	5	10

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(18)	(53)	(101)

h) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended March 31,
	2023	2022
Net investments hedge	256	1,129
Cash flow hedge	99	(1,554)

Cash flow hedge

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Bought / Sold	Average strike (US$/ton)	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023

Nickel revenue hedge program
Forward	4,725	6,300	S	34,929	257	146	72	37	257
					257	146	72	37	257

29

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair Value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)

Nickel Revenue Hedging Program
Options	Nickel price increase	257	111	(35)
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	(111)	35

i) Financial counterparties’ rating

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	March 31, 2023		December 31, 2022
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	218	-	168	-
Aa2	2,116	1	1,787	25
Aa3	1,149	-	1,248	-
A1	8,627	617	9,108	515
A2	3,634	852	4,894	760
A3	4,621	293	4,791	332
Baa1	1	-	2	-
Baa2	80	-	37	-
Ba2 (i)	2,806	1,220	2,142	918
Ba3 (i)	920	436	854	286
Others	-	(37)	-	(26)
	24,172	3,382	25,031	2,810

(i) A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

30

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

19.	Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		March 31, 2023					December 31, 2022
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	23,901	-	-	23,901	24,711	-	-	24,711
Short-term investments	21	-	-	271	271	-	-	320	320
Derivative financial instruments	18	-	-	1,938	1,938	-	-	1,788	1,788
Accounts receivable	10	4,542	-	9,111	13,653	2,809	-	19,728	22,537
		28,443	-	11,320	39,763	27,520	-	21,836	49,356
Non-current
Judicial deposits	26(c)	6,377	-	-	6,377	6,338	-	-	6,338
Restricted cash		487	-	-	487	404	-	-	404
Derivative financial instruments	18	-	-	1,444	1,444	-	-	1,022	1,022
Investments in equity securities	13	-	68	-	68	-	36	-	36
		6,864	68	1,444	8,376	6,742	36	1,022	7,800
Total of financial assets		35,307	68	12,764	48,139	34,262	36	22,858	57,156

Financial liabilities
Current
Suppliers and contractors	12	22,680	-	-	22,680	23,278	-	-	23,278
Derivative financial instruments	18	-	-	281	281	-	-	470	470
Loans, borrowings and leases	21	2,760	-	-	2,760	2,552	-	-	2,552
Liabilities related to the concession grant	13(a)	1,927	-	-	1,927	2,169	-	-	2,169
Other financial liabilities - Related parties	29	1,866	-	-	1,866	2,086	-	-	2,086
Contract liability and other advances		3,962	-	-	3,962	4,000	-	-	4,000
		33,195	-	281	33,476	34,085	-	470	34,555
Non-current
Derivative financial instruments	18	-	-	744	744	-	-	972	972
Loans, borrowings and leases	21	63,204	-	-	63,204	63,778	-	-	63,778
Participative shareholders' debentures	20	-	-	14,461	14,461	-	-	14,218	14,218
Liabilities related to the concession grant	13(a)	13,509	-	-	13,509	13,326	-	-	13,326
Financial guarantees		-	-	1	1	-	-	537	537
		76,713	-	15,206	91,919	77,104	-	15,727	92,831
Total of financial liabilities		109,908	-	15,487	125,395	111,189	-	16,197	127,386

a) Hierarchy of fair value

			Consolidated
			March 31, 2023			December 31, 2022
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	271	-	-	271	320	-	-	320
Derivative financial instruments	18	-	3,382	-	3,382	-	2,810	-	2,810
Accounts receivable	10	-	9,111	-	9,111	-	19,728	-	19,728
Investments in equity securities	13	68	-	-	68	36	-	-	36
		339	12,493	-	12,832	356	22,538	-	22,894

Financial liabilities
Derivative financial instruments	18	-	1,025	-	1,025	-	1,442	-	1,442
Participative shareholders' debentures	20	-	14,461	-	14,461	-	14,218	-	14,218
Financial guarantees		-	1	-	1	-	537	-	537
		-	15,487	-	15,487	-	16,197	-	16,197

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

31

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Fair value of loans and borrowings

	Consolidated
	March 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	31,280	31,591	32,125	32,626
Debentures	1,146	1,130	1,217	1,177
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,386	1,395	1,445	1,452
R$, with fixed interest	5	5	8	8
Debt contracts in the international market in:
US$, with variable and fixed interest	23,199	24,592	22,260	22,912
Other currencies, with variable interest	48	45	49	44
Other currencies, with fixed interest	403	422	466	474
	57,467	59,180	57,570	58,693

20.	Participative shareholders’ debentures

The effects on the Consolidated Income Statement and on the Consolidated Statement of Financial Position are shown below:

	Three-month period ended March 31,
	2023		2022		Liabilities
	Average price (R$)	Financial expense	Average price (R$)	Financial expense	March 31, 2023	December 31, 2022
Participative shareholders’ debentures	37.22	(248)	52.41	(1,311)	14,461	14,218

On April 3, 2023 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$637 (US$125 million) for the second semester of 2022 (2022: R$1,120 (US$225 million) for the second semester of 2021), as disclosed on the “Participating debentures report” made available on the Company’s website.

21.	Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)       Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	March 31, 2023	December 31, 2022
Debt contracts	58,241	58,341
Leases	7,723	7,989
Total of loans, borrowings and leases	65,964	66,330

(-) Cash and cash equivalents	23,901	24,711
(-) Short-term investments (i)	271	320
Net debt	41,792	41,299

(i) Substantially comprises investments in exclusive investment fund, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

b)    Cash and cash equivalents

		Consolidated
	March 31, 2023	December 31, 2022
R$	7,606	9,233
US$	15,426	14,602
Other currencies	869	876
	23,901	24,711

32

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

c)	Loans, borrowings, and leases

i) Total debt

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Quoted in the secondary market:
US$ Bonds	6.00%		-	31,280	32,125
R$, Debentures (ii)	9.78%	450	244	696	973
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.64%	239	239	1,147	1,206
R$, with fixed interest	3.04%	5	8	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	5.23%	275	282	22,924	21,978
Other currencies, with variable interest	4.11%	-	-	48	49
Other currencies, with fixed interest	4.02%	59	60	344	406
Accrued charges		774	771	-	-
		1,802	1,604	56,439	56,737

		Parent Company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Quoted in the secondary market:
US$,Bonds	5.66%	-	-	2,496	2,563
R$, Debentures (ii)	9.78%	450	244	696	973
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.64%	239	239	1,147	1,206
R$, with fixed interest	3.04%	5	8	-	-
Debt contracts in the international market in:
US$, with variable interest	5.23%	-	-	11,278	10,018
Other currencies, with variable interest	4.11%	-	-	48	49
Accrued charges		131	182	-	-
		825	673	15,665	14,809

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at March 31, 2023.

(ii) The Company has debentures in Brazil obtained for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.45% per year in US$.

Future flows of debt payments, principal and interest

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2023	593	2,650	310	720
2024	3,295	3,501	3,230	969
2025	2,267	3,369	678	838
2026	4,277	3,222	423	785
2027	8,611	2,669	3,845	642
Between 2028 and 2030	15,853	6,515	3,043	1,114
2031 onwards	22,571	10,449	4,830	2,323
Total	57,467	32,375	16,359	7,391

(i) Based on interest rate curves and foreign exchange rates applicable as at March 31, 2023 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

33

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to LAJIDA (EBITDA) (as defined in note 4a) and interest coverage. The Company did not identify any instances of noncompliance as at March 31, 2023.

34

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

ii) Lease liabilities

	Consolidated
	December 31, 2022	Additions and contract modifications	Payments (i)	Interest	Translation adjustment	March 31, 2023
Ports	3,599	-	(87)	32	(81)	3,463
Vessels	2,303	-	(81)	21	(56)	2,187
Pelletizing plants	1,157	62	(6)	14	(3)	1,224
Properties	549	(2)	(58)	5	(1)	493
Energy plants	274	-	(7)	4	(9)	262
Mining equipment	107	2	(7)	1	(9)	94
Total	7,989	62	(246)	77	(159)	7,723
Current liabilities	948					958
Non-current liabilities	7,041					6,765
Total	7,989					7,723

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities for the period ended March 31, 2023 was R$194 (US$37 million) (2022: R$304 (US$58 million)).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

Consolidated
	2023	2024	2025	2026	2027 onwards	Total	Average remaining term (years)	Discount rate
Ports	253	337	333	264	3,534	4,721	1 to 20	3% to 5%
Vessels	235	306	298	273	1,483	2,595	2 to 10	3% to 4%
Pelletizing plants	283	242	229	83	555	1,392	1 to 10	2% to 5%
Properties	119	129	81	72	163	564	1 to 7	2% to 6%
Energy plants	25	33	33	28	230	349	1 to 7	5% to 6%
Mining equipment	23	22	21	20	16	102	1 to 5	2% to 6%
Total	938	1,069	995	740	5,981	9,723

22.	Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 3 victims still missing, and caused extensive property and environmental damage in the region.

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021, and the res judicata was drawn up on April 7, 2021.

As a result of the dam failure, the Company has been recognizing provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society, as shown below:

35

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	December 31, 2022	Monetary and present value adjustments	Disbursements	March 31, 2023
Global Settlement for Brumadinho
Payment obligations	4,602	104	-	4,706
Provision for socio-economic reparation and others	4,523	116	(308)	4,331
Provision for social and environmental reparation	4,057	105	(58)	4,104
	13,182	325	(366)	13,141
Commitments
Tailings containment and geotechnical safety	2,916	74	(152)	2,838
Individual indemnification	237	7	(92)	152
Other commitments	947	13	(31)	929
	4,100	94	(275)	3,919

Liability	17,282	419	(641)	17,060

Current liability	4,926			5,699
Non-current liability	12,356			11,361
Liability	17,282			17,060

Discount rate in nominal terms	9.08%			9.44%

In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, humanitarian assistance, payroll, legal services, water supply, among others. In the three-month period ended March 31, 2023, the Company incurred expenses in the amount of R$579 (US$111 million) (2022: R$640 (US$123 million)).

a) Global Settlement for Brumadinho

The Global settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

For the measures (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

b) Provision for individual indemnification and other commitments

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

36

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

c) Contingencies and other legal matters

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to execute specific remediation and reparation actions. As a result of the Global Settlement, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. Indemnifications for individual damages was excluded from the Global Settlement, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. In the same year of 2021, the fulfilment of the Global Settlement was initiated, by Vale and other parties.

Collective Labor Civil Action

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay R$1 (US$197 thousand) per fatality. Vale is defending itself in the lawsuits and considers that the likelihood of loss is possible.

U.S. Securities class action suit

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2023.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase of this class action, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings filed by minority shareholders and a class association

In Brazil, Vale is named as a defendant in (i) one arbitration filed by 385 minority shareholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s non-controlling shareholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$354 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$768 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, the SEC filed a lawsuit against us in the U.S. District Court for the Eastern District of New York, alleging that certain Vale’s disclosures related to dam safety management prior to the dam failure in Brumadinho violated U.S. securities laws. On March 28, 2023, Vale reached a settlement with the SEC to fully resolve this litigation. Under the agreement, without admitting or denying the settled claims, Vale will make payments totaling R$285 (US$56 million), which are recorded by Vale. The settlement resolves the litigation without judgment on the claims based upon intentional or reckless fraud. In April 2023 (subsequent event) the settlement was approved by the court.

37

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023, after the Federal Supreme Court recognized the competence of the Federal Court, the MPF ratified the complaint presented by MPMG, which was received by the competent authority. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is not possible to estimate when a decision will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Decision of the Brazilian Office of the Comptroller General of the Union (“CGU”)

In October 2020, the CGU notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU concluded that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale R$86 (US$17 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management. Vale has submitted a request for reconsideration and considers the likelihood of loss for this amount is possible.

d) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. However, these negotiations are still in progress, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification related to these insurers was recognized in these financial statements.

38

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

23.	Liabilities related to associates and joint ventures

a) Samarco dam failure

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, releasing mine tailings downstream, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

Under the Framework Agreement, Samarco has primary responsibility for funding Renova Foundation’s annual calendar year budget for the duration of the Framework Agreement. However, to the extent that Samarco does not meet its funding obligations, Vale and BHPB have secondary funding obligations under the Framework Agreement in proportion to their 50 per cent shareholding in Samarco.

Samarco began to gradually recommence operations in December 2020, however, there remains significant uncertainty regarding Samarco’s long-term cash flow generation.

b)       Changes on the provisions in the period

Consolidated
	December 31, 2022	Monetary and present value adjustments	Disbursements	March 31, 2023
Renova Foundation reparation and compensation programs	16,302	339	(402)	16,239
De-characterization of the Germano dam	1,026	7	-	1,033
Liabilities	17,328	346	(402)	17,272

Current liabilities	9,973			10,839
Non-current liabilities	7,355			6,433
Liabilities	17,328			17,272

Discount rate in nominal terms	6.20% - 9.51%			6.22% - 10.98%

c)	Judicial recovery of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which is held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In addition, the ongoing discussions in the context of the JR may lead to the loss of deductibility of part of the expenses incurred with the Renova Foundation and of the deferred taxes over the total provision, depending on the method determined for restructuring Samarco's debts. As at March 31, 2023, the exposure is R$8,432 (US$1,660 million) (2022: R$8,454 (US$1,620 million)), of which R$2,911 (US$573 million) (2022: R$2,980 (US$571 million)) are expenses already incurred and considered as part of the Company’s uncertain tax positions.

39

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The Company is working with the perspective that the mechanisms resulting from the JR will continue allowing the deductibility of these expenses. However, future decisions resulting from the negotiations regarding Samarco's capital structure, which are not under Vale's control, could materially change the deferred tax recognized by the Company.

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the USA against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the year were as follows:

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking R$155 billion (US$30 billion) (the effect for Vale would be 50% of this amount), which has been suspended from the date of ratification of the TacGov Agreement.

However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the two-year period ended September 30, 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (US$30 billion) claim.

Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the R$155 billion (US$30 billion) Federal Public Prosecution Office claim. The goal in signing a potential agreement is to provide a stable framework for the execution of reparation and compensation programs.

The potential agreement is still uncertain as it is subject to conclusion of the negotiations and approval by the Company, relevant authorities and intervenient parties.

The estimate of the economic impact of a potential agreement will depend mainly on (i) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (ii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iii) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

Therefore, until any revisions to the Programs are agreed, Renova Foundation will continue to implement the Programs in accordance with the terms of the Framework Agreement and the TacGov Agreement, for which the expected costs are reflected in the Company’s provision.

Judicial decision requesting cash deposits

In March 2023, as part of a proceeding related to a potential increase on the number of territories recognized as affected by the collapse of Samarco’s Fundão dam and covered by the TTAC, a Federal Court issued a decision ordering Vale and BHP Brasil to make judicial deposits in the total amount of R$10.3 billion (US$2.0 billion), in ten installments, which the effect for Vale would be 50% of this amount. This proceeding is subject to appeal and therefore the Company is defending itself against this decision and the Company believes its provisions are sufficient to comply with the TTAC obligations.

Criminal proceedings

In September 2019, the federal court dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

40

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

United Kingdom contribution claim

As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales (The “UK Claim”). The UK Claim includes only BHP and was filed on behalf of certain individuals and municipalities in Brazil only against BHP, for the allegedly damages caused by the Fundão dam failure.

In December 2022, BHP filed a contribution claim against Vale, requesting the Company to be responsible for the indemnification payments in the proportion to its interest held in Samarco. The Company believes that it is not subject to the jurisdiction of the English Court and it does not have any contractual obligation in relation to this matter, therefore, the Company has assessed the risk of loss as remote.

24. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets and mine sites that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In September 2020, the Federal Government enacted Law no. 14.066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The law also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. As made available to competent bodies, a substantial part of the Company's de-characterization projects will be completed in a period exceeding the date established in the legislation due to the characteristics and safety levels of the Company's geotechnical structures.

Thus, in February 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically unfeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of R$192 (US$37 million) to make investments in social and environmental projects over a period of 8 years.

In December 2022, the Federal Government published decree no. 11,310, which regulates dispositions of the National Dam Safety Policy, regulates dam supervision activities, establishes the competence to regulate the extension of the self-rescue zone for authorities acting in dam emergency situations, and presents guidelines on technical reports regarding the causes of a breach and other aspects of management of geotechnical structures. This decree also determined that companies must present guarantees for dams in an alert situation, however, the measures for measuring and executing these guarantees are still being discussed by the responsible public agencies.

In February 2023, ANM issued a resolution that modifies the current dam safety regulation. The main changes are new rules in connection with the active and passive monitoring during the de-characterization of dams, the simplified dam collapse study and simplified emergency action plan for specific cases, and the dam safety plan (“PSB”). The Company believes that its provisions recorded in these interim financial statements are sufficient to comply with all legal requirements current in place.

Thus, depending on changes in the existing law and regulations, the creation of new requirements or the progress of technical studies, the Company's provisions may be materially impacted in future reporting periods.

a) De-characterization of upstream and centerline geotechnical structures

As a result of the Brumadinho dam failure (note 22) and, in compliance with Law 14,066, the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

41

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted at present value at a rate, which reduced from 6.16% to 6.09%. Changes in the provisions are as follows:

	Consolidated
	2023	2022
Balance at January 1,	17,627	19,666
Additional provision	-	192
Disbursements	(405)	(357)
Present value valuation	377	(188)
Balance at March 31,	17,599	19,313

	March 31, 2023	December 31, 2022
Current liabilities	2,206	1,865
Non-current liabilities	15,393	15,762
Liabilities	17,599	17,627

Operational stoppage and idle capacity

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of R$383 (US$74 million) for the period ended March 31, 2023 (2022: R$559 (US$107 million)). The Company is working on legal and technical measures to resume all operations at full capacity.

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Liability by geographical area
Brazil	9,291	9,331	8,696	8,748	6.22%	6.20%	2096	2096
Canada	8,143	8,781	-	-	1.24%	1.11%	2151	2148
Oman	581	596	-	-	3.27%	3.90%	2035	2035
Indonesia	403	382	-	-	4.07%	4.33%	2060	2061
Other regions	801	752	-	-	1.50% - 1.82%	1.84% - 2.00%	-	-
	19,219	19,842	8,696	8,748

Provision changes during the period

	Consolidated

	2023			2022
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance on January 1,	18,084	1,758	19,842	23,906	1,649	25,555
Adjustment to present value	147	4	151	44	1	45
Disbursements	(130)	(200)	(330)	(100)	(84)	(184)
Revisions on projected cash flows	(760)	552	(208)	(2,999)	(5)	(3,004)
Transfer to assets held for sale	-	-	-	(231)	(9)	(240)
Translation adjustment	(230)	(6)	(236)	(2,345)	(22)	(2,367)
Balance on March 31,	17,111	2,108	19,219	18,275	1,530	19,805

42

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	March 31, 2023			December 31, 2022
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Current	1,091	692	1,783	1,095	490	1,585
Non-current	16,020	1,416	17,436	16,989	1,268	18,257
Liability	17,111	2,108	19,219	18,084	1,758	19,842

Financial guarantees

The Company has issued letters of credit and surety bonds for R$4,162 (US$819 million) as of March 31, 2023 (2022: R$3,361 (US$644 million)), in connection with the asset retirement obligations for its Energy Transition Metals operations. In addition, for Indonesia, the Company has bank deposits as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees.

25.	Provisions

				Consolidated
		Current liabilities		Non-current liabilities
	Notes	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Provisions for litigation	26	568	551	6,317	6,187
Employee post retirement obligation	27	341	344	6,626	6,572
Payroll, related charges and other remunerations		2,760	4,507	-	-
		3,669	5,402	12,943	12,759

26.	Litigations

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at March 31, 2023 is R$2,637 (US$519 million) (2022: R$2,598 (US$498 million)). This proceeding is fully guaranteed by a judicial deposit.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

43

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2022	3,008	1,509	2,145	76	6,738
Additions and reversals, net	8	(1)	139	13	159
Payments	(2)	(48)	(93)	-	(143)
Indexation and interest	45	47	33	6	131
Balance at March 31, 2023	3,059	1,507	2,224	95	6,885
Current liabilities	95	107	351	15	568
Non-current liabilities	2,964	1,400	1,873	80	6,317
Balance at March 31, 2023	3,059	1,507	2,224	95	6,885

Balance at December 31, 2021	2,542	1,579	2,000	42	6,163
Additions and reversals, net	9	(16)	93	(1)	85
Payments	(2)	(109)	(45)	-	(156)
Indexation and interest	33	53	40	1	127
Translation adjustment	-	(3)	-	-	(3)
Discontinued operations	(5)	(37)	(8)	-	(50)
Balance at March 31, 2022	2,577	1,467	2,080	42	6,166
Current liabilities	79	106	327	7	519
Non-current liabilities	2,498	1,361	1,753	35	5,647
Balance at March 31, 2022	2,577	1,467	2,080	42	6,166

b)       Contingent liabilities

	Consolidated
	March 31, 2023	December 31, 2022
Tax litigations	35,510	34,383
Civil litigations	6,052	6,625
Labor litigations	3,092	2,970
Environmental litigations	6,691	5,750
Total	51,345	49,728

There has not been any relevant developments since the December 31, 2022 financial statements.

c) Judicial deposits

	Consolidated
	March 31, 2023	December 31, 2022
Tax litigations	5,020	4,928
Civil litigations	578	640
Labor litigations	698	701
Environmental litigations	81	69
Total	6,377	6,338

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$12.6 billion (US$2.5 billion) (2022: R$12 billion (US$2.3 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

44

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

27.	Employee benefits

a) Employee post retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	Total
	March 31, 2023			December 31, 2022
	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the period	5,816	-	-	5,135	-	-
Interest income	131	-	-	430	-	-
Changes on asset ceiling	393	-	-	334	-	-
Translation adjustment	(24)	-	-	(83)	-	-
Balance at end of the period	6,316	-	-	5,816	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(26,670)	(3,185)	(5,545)	(26,828)	(3,168)	(5,522)
Fair value of assets	33,456	1,763	-	33,079	1,774	-
Effect of the asset ceiling	(6,316)	-	-	(5,816)	-	-
Assets (liabilities)	470	(1,422)	(5,545)	435	(1,394)	(5,522)

Current liabilities	-	(69)	(272)	-	(52)	(292)
Non-current assets (liabilities)	470	(1,353)	(5,273)	435	(1,342)	(5,230)
Assets (liabilities)	470	(1,422)	(5,545)	435	(1,394)	(5,522)

(i) The pension plan asset is recorded as “Other non-current assets” in the balance sheet.

b) Long-term incentive programs

The Company has long-term reward mechanisms that include the Matching Program and the Performance Shares Units (“PSU”) for eligible executives, whose objective is to encourage the permanence of employees and stimulate performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

On March 30, 2023, a new cycle of the Matching program started, and the fair value estimate was based on the Company's share price and ADR at the grant date, R$81.82 and US$15.94 per share. The number of shares that will be granted for the 2023 cycle was 1,330,503 shares (2022: 1,084,065 shares). The fair value of the program will be recognized on a straight-line basis over the required three-month period of service, net of estimated losses.

45

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

28.	Equity

a)       Share capital

As at March 31, 2023, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	March 31, 2023
Shareholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,582,109,037	-	1,582,109,037
The Capital Group Companies, Inc	639,065,707	-	639,065,707
Previ	393,946,556	-	393,946,556
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	262,749,719	-	262,749,719
Free floating	2,857,890,454	-	2,857,890,454
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,439,999,491	12	4,439,999,503
Shares in treasury	99,008,077	-	99,008,077
Total capital	4,539,007,568	12	4,539,007,580

The information presented above is based on communications sent by shareholders pursuant to Instruction 358 issued by the Brazilian Securities Exchange Commission (“CVM”).

b) Cancellation of treasury shares

	Number of canceled shares	Carrying amount
Cancellation approved on March 2, 2023 (i)	239,881,683	21,397
Three-month period ended March 31, 2023	239,881,683	21,397

Cancellation approved on February 24, 2022 (i)	133,418,347	14,589
Three-month period ended March 31, 2022	133,418,347	14,589

(i) During the three-month period ended March 31, 2023 and 2022, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital. The effects were transferred in shareholders' equity as "Treasury shares used and cancelled", between the "Revenue reserve" and "Treasury shares".

c)	Remuneration approved

•	On February 16, 2023, the Board of Directors approved the shareholder’s remuneration of R$8,130 (US$1,569 million), of which R$5,865 (US$1,132 million) is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and R$2,265 (US$437 million) as an additional remuneration, recorded in equity as “Additional remuneration reserve”. It was fully paid in March 2023.

•	On December 1, 2022, the Board of Directors approved interest on capital to shareholders in the amount of R$1,319 (US$254 million), as an anticipation of the income for the year ended December 31, 2022, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. It was fully paid in March 2023.

•	On February 24, 2022, the Board of Directors approved the remuneration to shareholders in the amount of R$17,849 (US$3,500 million) as an additional remuneration for the year ended December 31, 2021, recorded in equity as “Additional remuneration reserve”. It was fully paid in March 2022.

46

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

d)	Share buyback program

	Total of shares repurchased		Effect on cash flows
	Three-month period ended March 31,
	2023	2022	2023	2022
Shares buyback program for 500,000,000 shares (i)
Acquired by Parent	23,234,352	-	2,079	-
Acquired by wholly owned subsidiaries	21,304,219	-	2,037	-
	44,538,571	-	4,116	-

Shares buyback program for 470,000,000 shares (ii)
Acquired by Parent	-	45,660,600	-	4,227
Acquired by wholly owned subsidiaries	-	54,495,762	-	4,949
	-	100,156,362	-	9,176
Shares buyback program	44,538,571	100,156,362	4,116	9,176

(i) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs.

(ii) On April 1, 2021, the Board of Directors approved the common shares buyback program, limited to a maximum of 270,000,000 common shares or their respective ADRs. Continuing the previous program, the Board of Directors approved a new shares buyback program on October 28, 2021, with a limit of up to 200,000,000 common shares or their respective ADRs. Both programs were concluded in 2022.

In February 2023, the Company approved the transfer of 85 million shares from its wholly-owned subsidiaries to the Parent Company.

29.	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

47

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

a)       Transactions with related parties

	Three-month period ended March 31,
	2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	484	-	-	670	-	(33)
Aliança Geração de Energia S.A.	-	(134)	-	-	(132)	-
Pelletizing companies (i)	76	(301)	(73)	-	(367)	(48)
MRS Logística S.A.	-	(333)	-	-	(344)	-
Norte Energia S.A.	-	(142)	-	-	(162)	-
Other	25	(13)	(1)	30	(13)	-
	585	(923)	(74)	700	(1,018)	(81)
Associates
VLI	358	(34)	(3)	328	(25)	(3)
Other	-	(1)	1	2	-	(10)
	358	(35)	(2)	330	(25)	(13)
Major shareholders
Bradesco	-	-	375	-	-	1,493
Mitsui	234	-	-	404	-	-
Banco do Brasil	-	-	-	-	-	1
	234	-	375	404	-	1,494
Total	1,177	(958)	299	1,434	(1,043)	1,400

48

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
				Three-month period ended March 31,
	2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	24,497	-	(2,008)	25,670	-	(4,585)
Other	58	(175)	(113)	54	(174)	(36)
	24,555	(175)	(2,121)	25,724	(174)	(4,621)
Joint Ventures
Companhia Siderúrgica do Pecém	484	-	-	657	-	(33)
Aliança Geração de Energia S.A.	-	(134)	-	-	(132)	-
Pelletizing companies (i)	76	(301)	(11)	-	(367)	(4)
MRS Logística S.A.	-	(333)	-	-	(344)	-
Norte Energia S.A.	-	(142)	-	-	(162)	-
Other	25	(13)	-	30	(13)	-
	585	(923)	(11)	687	(1,018)	(37)
Associates
VLI	358	(34)	(3)	328	(25)	(3)
Other	-	-	1	-	-	(10)
	358	(34)	(2)	328	(25)	(13)
Major shareholders
Bradesco	-	-	372	-	-	1,482
Banco do Brasil	-	-	-	-	-	1
	-	-	372	-	-	1,483

Total	25,498	(1,132)	(1,762)	26,739	(1,217)	(3,188)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

49

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b)       Outstanding balances with related parties

	Consolidated
	March 31, 2023			December 31, 2022
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	-	475	89
Pelletizing companies (i)	-	-	128	-	-	128
MRS Logística S.A.	-	-	127	-	-	128
Other	-	15	158	-	19	260
	-	15	413	-	494	605
Associates
VLI	-	667	-	-	71	-
Other	-	-	8	-	-	12
	-	667	8	-	71	12
Major shareholders
Bradesco	2,105	-	1,058	1,749	-	802
Banco do Brasil	146	-	-	156	-	-
Mitsui	-	19	-	-	467	-
	2,251	19	1,058	1,905	467	802
Pension plan	-	76	-	-	70	-
Total	2,251	777	1,479	1,905	1,102	1,419

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

50

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	March 31, 2023		December 31, 2022
	Liabilities		Liabilities
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	201	1,866	326	2,086
MRS Logística S.A.	77	-	299	-
Other	140	-	157	-
	418	1,866	782	2,086
Associates
VLI	23	884	27	274
Other	7	-	16	-
	30	884	43	274
Major shareholders
Bradesco	-	283	-	391
Mitsui	-	-	7	-
	-	283	7	391
Pension plan	51	-	62	-
Total	499	3,033	894	2,751

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

51

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	March 31, 2023			December 31, 2022
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable	Cash and cash equivalents	Accounts receivable	Dividends receivable
Subsidiaries
Vale International S.A.	-	43,863	-	-	46,021	-
Minerações Brasileiras Reunidas S.A.	-	-	229	-	-	229
Salobo Metais	-	-	400	-	-	400
Other	-	60	112	-	44	111
	-	43,923	741	-	46,065	740
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	-	475	89
Pelletizing companies (i)	-	-	128	-	-	128
MRS Logistica S.A.	-	-	23	-	-	23
Other	-	15	158	-	19	260
	-	15	309	-	494	500
Associates
VLI	-	667	-	-	71	-
Other	-	-	5	-	-	3
	-	667	5	-	71	3
Major shareholders
Bradesco	1,064	-	1,058	744	-	802
Banco do Brasil	13	-	-	15	-	-
	1,077	-	1,058	759	-	802
Pension Plan	-	76	-	-	70	-
Total	1,077	44,681	2,113	759	46,700	2,045

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

52

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	March 31, 2023			December 31, 2022
	Liabilities			Liabilities
	Supplier and contractors	Loans	Financial instruments and other liabilities	Supplier and contractors	Loans	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	-	76,445	4,162	-	74,156	5,037
Minerações Brasileiras Reunidas S.A.	-	-	-	-	-	-
Other	122	-	4,912	101	-	3,762
	122	76,445	9,074	101	74,156	8,799
Joint Ventures
Pelletizing companies (i)	201	-	-	326	-	-
MRS Logística S.A.	77	-	-	299	-	-
Other	140	-	-	157	-	-
	418	-	-	782	-	-
Associates
VLI	26	-	884	27	-	274
Other	-	-	-	1	-	-
	26	-	884	28	-	274
Major shareholders
Bradesco	-	-	283	-	-	391
Mitsui	-	-	-	7	-	-
	-	-	283	7	-	391
Pension plan	51	-	-	61	-	-
Total	617	76,445	10,241	979	74,156	9,464

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

53

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 26, 2023		Head of Investor Relations